Huntsman International LLC
500 Huntsman Way
Salt Lake City, UT 84108

July 19, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Division of Corporation Finance

  Re:
  Supplemental Letter With Respect to Registration Statement on Form S-4 (File No. 333-167611) of Huntsman International LLC and Guarantors Set Forth Below

Ladies and Gentlemen:

        Huntsman International LLC (the "Company"), Airstar Corporation, Huntsman Advanced Materials Americas LLC, Huntsman Advanced Materials LLC, Huntsman Australia Inc., Huntsman Chemical Purchasing Corporation, Huntsman Enterprises, Inc., Huntsman Ethyleneamines LLC, Huntsman Fuels LLC, Huntsman International Financial LLC, Huntsman International Fuels LLC, Huntsman International Trading Corporation, Huntsman MA Investment Corporation, Huntsman MA Services Corporation, Huntsman Petrochemical LLC, Huntsman Petrochemical Purchasing Corporation, Huntsman Procurement Corporation, Huntsman Propylene Oxide LLC, Huntsman Purchasing, Ltd., Polymer Materials Inc., Tioxide Americas Inc. and Tioxide Group (collectively, the "Guarantors," and together with the Company, the "Registrants") are registering the exchange offer relating to $350,000,000 8.625% Senior Subordinated Notes due 2020 and related guarantees pursuant to their Registration Statement on Form S-4 (File No. 333-167611) (the "Exchange Offer") and the prospectus contained therein (the "Prospectus") in reliance on the staff of the Securities and Exchange Commission's position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrants represent as follows:

        1.     Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding to distribute the securities to be received in the Exchange Offer (the "Exchange Notes"), and, to the best of each Registrant's information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

        2.     The Registrants will make each person participating in the Exchange Offer aware (through the Prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any security holder using the Exchange Offer to participate in a distribution of the Exchange Notes (a) could not rely on the staff position enunciated in no-action letters (such as Exxon Capital Holdings Corporation (available May 13, 1988) and similar letters) and (b) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), in connection with a secondary resale transaction.

        3.     The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

        4.     The Registrants will make each person participating in the Exchange Offer aware (through the Prospectus or otherwise) that any broker-dealer who holds old notes (within the meaning of the Prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such old notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the

Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

        5.     The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

          (a)   An acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

          (b)   If the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such old notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

[signature pages follow]

Very truly yours,

Huntsman International LLC
Airstar Corporation
Huntsman Advanced Materials Americas LLC
Huntsman Advanced Materials LLC
Huntsman Australia Inc.
Huntsman Chemical Purchasing Corporation
Huntsman Enterprises, Inc.
Huntsman Ethyleneamines LLC
Huntsman Fuels LLC
Huntsman International Financial LLC
Huntsman International Fuels LLC
Huntsman International Trading Corporation
Huntsman MA Investment Corporation
Huntsman MA Services Corporation
Huntsman Petrochemical LLC
Huntsman Petrochemical Purchasing Corporation
Huntsman Procurement Corporation
Huntsman Propylene Oxide LLC
Huntsman Purchasing Ltd.
              By Huntsman Procurement Corporation,
                    its General Partner
Polymer Materials Inc.
Tioxide Americas Inc.
By:	/s/ John Heskett John Heskett Vice President, Planning and Treasurer
Tioxide Group
By:	/s/ J. Kimo Esplin J. Kimo Esplin Director